SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of JULY, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)



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                <Logo Indosat Appear Here>

         PT INDONESIAN SATELLITE CORPORATION Tbk
            ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of PT
Indonesian Satellite Corporation Tbk abbreviated PT
Indosat Tbk (hereinafter referred to as the Company),
that the Companys Annual General Meeting of
Shareholders for the year 2003 (AGMS) which was held on
Thursday, 26 June 2003 at Assembly Hall,9th Floor Plaza
Bapindo, Jl. Jenderal Sudirman Kav. 54-55,Jakarta 12190
has decided the following resolutions:
1.a.Approved the Annual Report of the Company for the
    financial year ended 31 December 2002.
  b.Ratified the Financial Statements of the Company
    for the financial year ended 31 December 2002.
  c.Approved the acquittal and discharge of the Board
    of Commissioners from their responsibilities on
    the supervisory actions and the Board of Directors
    from their responsibilities on the management
    actions, to the extent that their actions are
    reflected in the Financial Statements of the
    Company for the financial year ended 31 December
    2002.
2.a.Determined the allocation of the net profit for the
    financial year 2002 with the following composition:
    - 54% of the Companys net profit will be allocated
      for re-investment and working capital;
    - 1% of the Companys net profit will be allocated
      for reserve fund;
    - 45% of the Companys net profit will be
      distributed as dividend.
  The dividend will be paid in one term of payment,
  which is on 1 August 2003 with the amount of
  Rp. 146.13 (one hundred forty six Rupiah and thirteen
  cents) per share, provided that the dividend payment
  date for the Republic of Indonesia will be determined
  by the Board of Directors of the Company in
  accordance with the prevailing regulation. In
  accordance with the prevailing capital market
  regulation, the shareholders who are entitled to the
  dividend shall be those who are recorded in the
  Shareholders Register of the Company as of 21 July
  2003 at 4.00 p.m. West Indonesian Time.
  b.Dana Pembinaan Usaha Kecil dan Koperasi (PUKK) or
    Provision of Fund For Small Enterprises and
    Cooperatives Assistance is allocated to be 1,5% or
    equal to Rp. 340,455,538,- (three hundred forty
    million and four hundred fifty five thousand and
    five hundred thirty eight Rupiah) which will be
    taken from the dividend portion of the Government
    of the Republic of Indonesia.
  c.Authorizing the Board of Directors of the Company
    with the right of substitution to effect the
    payment of dividend in accordance with the above
    arrangement.
3.Approved the total bonus for the Companys Board of
  Directors, Board of Commissioners and Board of
  Commissioners Secretary for the year 2002 amounting
  to Rp. 3,666,681,000,- (three billion six hundred
  sixty six million and six hundred eighty one thousand
  Rupiah) which is net of income tax which is to be
  paid by the Company, and the total annual
  remuneration for the Companys Board of Directors,
  Board of Commissioners and Board of Commissioners
  Secretary for the year 2003 amounting to
  Rp. 32,819,069,906,- (thirty two billion eight
  hundred nineteen million and sixty nine thousand
  nine hundred and six Rupiah) including salary,
  benefits, facilities and allowance for income tax,
  which is proportionally counted based on the
  composition of the Board of Directors and Board of
  Commissioners before the AGMS, effective from 1
  January 2003.
  The arrangement of bonus for year 2002 and
  remuneration for the year 2003 as follows:
  President Director:Bonus  Rp.	527,580,000,-;
                     RemunerationRp. 2,731,215,625,-
  Director          :Bonus  Rp.  474,822,000,-;
                     Remuneration Rp. 2,498,904,063,-
  President Commissioner:Bonus 	 Rp.  211,032,000,-;
                     Remuneration Rp. 1,140,828,750,-;
  Commissioner 	    :Bonus 	 Rp.  189,928,800,-;
                    Remuneration Rp. 1,058,758,875,-
  Board of Commissioners Secretary:Bonus Rp.79,137,000,
  Remuneration	Rp. 485,722,031,-

4.Approved the appointment of Public Accountant
  Prasetio, Sarwoko & Sandjaja, member of Ernst & Young
  Global as the Companys Independent Auditor for the year 2003 as proposed by the Board of Commissioners and the delegation of authority to the Board of Commissioners to determine the terms and conditions of such appointment.
  The AGMS also hereby delegates the authority to the Board of Commissioners to appoint a replacement of the Companys Independent Auditor, including to determine the terms and conditions of the appointment in the event where the appointed Independent Auditor is unable to continue or implement its task for any reasons whatsoever based on the prevailing rules and regulation of the capital market.

5.Approved the plan to issue Companys Shares in the
  form of issuance of B Seri Shares in reserve
  amounting 51,775,000 (fifty one million seven hundred
  and seventy five thousand) shares or equal to 5% of
  Companys issued and paid-up capital before AGMS with
  nominal value of Rp. 500,- (five hundred Rupiah) per
  shares (ESOP Shares) by way of implementing the
  Bapepam Rule No.IX.D.4 concerning Capital Increase
  Without Pre-emptive Rights which will be allocated
  to the employee through the Employee Stock Option
  Program (ESOP).
  Approved the realization of new shares issuance by
  means of providing an option to permanent employees,
  Board of Directors and Board of Commissioners of the
  Company and its consolidated subsidiaries of the
  Company namely PT Satelit Palapa Indonesia, PT
  Indosat Multi Media Mobile, PT Indosat Mega Media,
  PT Sisindosat Lintas Buana and PT Aplikanusa
  Lintasarta to buy and own Companys shares (ESOP).
  To delegate the authority to the Commissioners to
  issue new shares in the amount and at such time in
  accordance with ESOP.
  The exercise price for ESOP Phase I shall be the
  average closing price of the Companys shares within
  25 (twenty five) consecutive exchange days in the
  regular market prior to the announcement for this
  AGMS.
  The exercise price for ESOP Phase II will be
  determined at the Companys General Meeting of
  Shareholders in 2004 in accordance with the
  prevailing laws and regulations.
  The Company will grant a discount of 10% from the
  exercise price of ESOP Phase I and Phase II.
  The ESOP will be distributed based on the following
  phases:
  (i)Phase I in year 2003: 50% of ESOP Shares which
     shall be equal to 25,887,500 (twenty five million
     eight hundred eighty seven thousand and five
     hundred) options will be distributed to permanent
     employees, Board of Directors and Board of
     Commissioners of the Company and its consolidated
     subsidiaries namely PT Satelit Palapa Indonesia,
     PT Indosat Multi Media Mobile, PT Indosat Mega
     Media, PT Sisindosat Lintas Buana and PT
     Aplikanusa Lintasarta.
  (ii)Phase II in year 2004: 50% of the ESOP Shares
     which shall be equal to 25,887,500 (twenty five
     million eight hundred eighty seven thousand and
     five hundred) options will be distributed to
     permanent employees, Board of Directors and Board
     of Commissioners of the Company and its
     consolidated subsidiaries namely PT Satelit
     Palapa Indonesia, PT Indosat Multi Media Mobile,
     PT Indosat Mega Media, PT Sisindosat Lintas Buana
     and PT Aplikanusa Lintasarta.
     The distribution of ESOP phase I will commence
     from 1 August 2003, with a one-year vesting
     period. The exercise period of ESOP phase I will
     be for a period of one year commencing 1 August
     2004.
     The distribution of ESOP phase II will commence
     from 1 August 2004, with a one year vesting
     period. The exercise period of ESOP phase II will
     be for a period of one year commencing 1 August
     2005.
     Furthermore, the AGMS approved the delegation of
     authority to the Board of Directors to further
     recommend the manner of allocation of options to
     entitled participants and the terms and condition
     in relation to the exercise of the ESOP, which
     matters shall be decided and approved by the
     Board of Commissioners.
6.a.Discharge the following Board of Directors with
    appreciation and gratitude,
    Board of Directors,
    (i)  Emil Sudarmo, Fixed Telecom Director
    (ii) Junino Jahja, MIDI Director
    (iii)Joseph Chan Lam Seng, Network Integration
         Director
    (iv) Raymond Tan Kim Meng, Business Development
         Director
  b.Appoint the following to become the member of the
    Board of Directors for the period until the Annual
    General Meeting of Shareholders in the year 2005
    as follows:
    Board of Directors,
    (i)	Wahyu Wijayadi as Fixed Telecom and MIDI
        Director
    (ii)Sutrisman as Corporate Services Director
        Discharge and appointment of the members of the Board of Directors are in effect immediately after closing of the AGMS.
        Therefore, the composition of the Companys
        Board of Commissioners as of the closing of this AGMS until the closing of the Annual
        General Meeting of Shareholders in the year
        2004 and the Companys Board of Director as of the closing of this AGMS until the closing of the Annual General Meeting of Shareholders in the year 2005 are as follows :
   The Board of Commissioners:
   Mr Peter Seah Lim Huat, President Commissioner
   Mr. Lee Theng Kiat, Commissioner
   Mr. Sio Tat Hiang, Commissioner
   Mr. Sum Soon Lim, Commissioner
   Mr. Roes Arya Wijaya, Commissioner Director
   Mr. Umar Rusdi, Commissioner
   Mr. Soebagijo Soemodihardjo, Independent
       Commissioner
   Mr. Achmad Rivai, Independent Commissioner
   Mr. Lim Ah Doo, Independent Commissioner

   The Board of Directors:
   Mr. Widya Purnama, President Director
   Mr. Ng Eng Ho, Vice President Director
   Mr. Hasnul Suhaimi, Cellular Sales Director
   Mr. Nicholas Tan Kok Peng, Finance Director
   Mr. Wityasmoro Sih Handayanto, Business Development
   Mr. Wahyu Wijayadi, Fixed Telecommunication and MIDI
       Director
   Mr. Sutrisman, Corporate Services Director

Furthermore, the AGMS appoints and grants an authority with the right of substitution to the Board of Directors to conduct any action in relation to the resolution of the AGMS, including but not limited, to appear before the authorized party, to discuss, to give and/or ask for information, to apply for the approval and or submit a report to the Minister of Justice of the Republic of Indonesia or any other related authorized institutions, to make or cause to be made and sign the deeds and letters or any necessary documents, appear before the notary and to ask the notary to prepare and sign the deed of Companys shareholders resolution and, moreover to take any necessary actions which should be and or could be made for the purpose of implementing/materializing the resolutions of this AGMS.

Rules and Regulation of cash dividend are as follows:
1.Cash dividend for the year ended 31 December 2002 of Rp. 146.13 (one hundred forty six Rupiah and thirteen cents) per share will be paid to:
  a.Shareholders whose names are registered in the Companys Shareholders Register maintained by the Shares Administration Bureau (PT EDI Indonesia) as of 04.00 p.m. on 21 July 2003.
  b.Shareholders whose names registered as account holders in the custodian bank or securities company in PT KSEI Collective Custody as of
    04.00 p.m. on 21 July 2003.

2.The basis for inclusion in the Company Shareholders
  Register or the Account Holder List are all the shares trading on the Jakarta Stock Exchange and the Surabaya Stock Exchange for:
  - Cum Dividend for Regular Market and Negotiated
    Market on 16 July 2003
  - Ex Dividend for Regular Market and Negotiated
    Market on 17 July 2003
  - Cum Dividend for Cash Market on 21 July 2003
  - Ex Dividend for the Cash Market on 22 July 2003
  - Final Recording Date of the Shareholders Register, on 21 July 2003
  - Dividend payment date on 1 August 2003

3.Rule No. 2 above does not apply to holders of ADS, therefore they shall follow the prevailing rules and regulations of the New York Stock Exchange by keeping reference to the Recording Date in the Shares Administration Bureau and PT KSEI, which is
  21 July 2003, at 4.00 p.m. Western Indonesian Time.

4.Payment of cash dividend to holders of ADS will be made via PT Bank Mandiri (Persero) and PT BNI
  (Persero) Tbk, the local custodians authorized by The Bank of New York, in accordance with the amount registered in the Shareholders Register of the Company or the Account Holders Register as of 21
  July 2003 at 4.00 p.m. Western Indonesian Time, at the Shares Administration Bureau or at PT KSEI
  Collective Custody.

5.Payment of cash dividend whose shares have not been electronically registered into the Collective
  Custody of PT KSEI will be made through Surat
  Pemberitahuan Pembayaran Dividen (SPPD) or Dividend
  Payment Notice starting on 1 August 2003 and will be sent via mail to the Shareholders address as registered in the Companys Shareholders Register, and such SPPD may be withdrawn at any appointed branch offices of PT Bank Mandiri (Persero).

6.Shareholders wishing to have their dividend payments transferred to their bank accounts shall submit a written request by 22 July 2003, at 4.00 p.m.
  Western Indonesian Time and shall be addressed to the Companys Shares Administration Bureau PT EDI
  Indonesia, Wisma SMR 10 floor, Jl. Yos Sudarso
  Kav.89 Jakarta 14350.Telp. (021) 651 5130, Fax.
  (021) 651 5131.
7.In compliance with the Indonesian tax regulation currently in force, the Company will collect any tax on the above payment of cash dividend.
This announcement is hereby made to the attention of all shareholders.

Jakarta, 30 June 2003
PT INDOSAT Tbk
The Board of Directors



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                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: July 02, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President